YIGAL ARNON & CO.
                              ADVOCATES AND NOTARY

                             TEL AVIV July 25, 2006
                             Ref.     8492/1

Ms. Tangela Richter
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

                           RE: ORGANITECH USA, INC.
                           REGISTRATION STATEMENT ON FORM SB-2
                           REGISTRATION NO. 333-134027

Dear Ms. Richter

     On behalf of Organitech USA, Inc., a Delaware corporation (the "COMPANY"), enclosed is a copy of Amendment No. 1 to the above-referenced Registration Statement (the "REGISTRATION STATEMENT"), as filed with the Securities and Exchange Commission (the "COMMISSION") on the date hereof, and marked to show changes from the Registration Statement filed with the Commission on May 11, 2006; and Amendment No. 1 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 (the "ANNUAL REPORT"), as filed with the Commission on the date hereof, and marked to show changes from the Annual Report filed with the Commission on May 2, 2006.

     The changes reflected in the Registration Statement and the Annual Report include those made in response to the comments (the "COMMENTS") of the staff of the Division of Corporation Finance (the "STAFF") of the Commission regarding the Registration Statement on Form SB-2 (Registration No. 333-134027) and the Annual Report set forth in the Staff's letter of June 7, 2006 (the "COMMENT LETTER"). The Registration Statement and Annual Report also include other changes that are intended to update, clarify and render more complete the information contained therein.

FORM SB-2

GENERAL

1. WHERE COMMENTS ON ONE SECTION OR DOCUMENT IMPACT PARALLEL DISCLOSURE IN ANOTHER, MAKE CORRESPONDING CHANGES TO ALL AFFECTED SECTIONS AND DOCUMENTS.

YIGAL ARNON & CO.


     RESPONSE: The Company advises the Staff that it has noted the Staff's comment and has added the required disclosures in all applicable sections and documents.

2. PLEASE UPDATE THE FINANCIAL STATEMENTS INCLUDED IN THE FORM SB-2 AS REQUIRED BY ITEM 310(G) OF REGULATIONS S-B. IN ADDITION, WE REMIND YOU OF YOUR REPORTING OBLIGATION TO FILE QUARTERLY REPORTS ON FORM 10-QSB WITHIN 45 DAYS AFTER THE QUARTER END.

     RESPONSE: The Company advises the Staff that it has updated the financial statements included in the Form SB-2 as required under Item 310(g). The Company further advises the Staff that it has filed all of its outstanding quarterly reports.

SELLING SECURITY HOLDERS, PAGE 15

3. EXPAND THE TABLE TO INCLUDE THE NATURAL PERSONS WITH THE POWER TO VOTE OR TO DISPOSE OF THE SECURITIES OFFERED FOR RESALE BY THE ENTITIES THAT ARE LISTED AS SELLING SECURITY HOLDERS. IF MORE THAN ONE HOLDER IS LISTED AS BENEFICIAL OWNER FOR THE SAME SECURITIES, INCLUDE EXPLANATORY TEXT OR FOOTNOTES. SEE INTERPRETATION 4S OF THE REGULATION S-K PORTION OF THE MARCH 1999 SUPPLEMENT TO THE CF TELEPHONE INTERPRETATION MANUAL.

     RESPONSE: The Company advises the Staff that it has noted the Staff's comment and has expanded the table as instructed.

4. IDENTIFY AS UNDERWRITERS ALL SELLING SECURITY HOLDERS WHO ARE REGISTERED BROKER-DEALERS, UNLESS ANY SUCH REGISTERED BROKER-DEALERS RECEIVED THE SHARES AS COMPENSATION FOR INVESTMENT BANKING SERVICES. IN THIS REGARD, WE NOTE THAT CLAL FINANCE UNDERWRITING LTD. IS A REGISTERED BROKER-DEALER. ALSO IDENTIFY ALL AFFILIATES OF REGISTERED BROKER-DEALERS THAT ARE LISTED AS SELLING SECURITY HOLDERS.

     RESPONSE: The Company advises the Staff that on the basis of both submissions by Clal Finance Underwriting Ltd. ("Clal") and a review of the NASD BrokerCheck website, the Company does not believe that Clal is a registered broker-dealer. The Company further advises the Staff that none of the other selling security holders are registered broker-dealers or affiliates of registered broker-dealers.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 16

RESULTS OF OPERATIONS, PAGE 19

5. WE NOTE IN THE FOOTNOTE TO YOUR TABLE OF CERTAIN SELECTED FINANCIAL DATA THAT YOU INDICATE RECLASSIFICATIONS OCCURRED BETWEEN TOTAL ASSETS AND SHORT-TERM OBLIGATIONS AS A RESULT OF ADOPTING SOP 81-1 IN 2005. PLEASE CLARIFY WITHIN THE FOOTNOTE WHY THE ADOPTION OF SOP 81-1 WOULD RESULT IN A RECLASSIFICATION BETWEEN THESE BALANCE SHEET ACCOUNTS. IN ADDITION, PLEASE EXPLAIN WHY YOU STATE THAT YOU DID NOT ADOPT SOP 81-1 UNTIL 2005 WHEN IT APPEARS FROM YOUR ACCOUNTING POLICY NOTE DISCLOSURES THAT YOU APPLIED THE GUIDANCE OF SOP 81-1 IN 2004 WHEN RECOGNIZING REVENUES UNDER THE COMPLETED CONTRACT METHOD.

YIGAL ARNON & CO.


     RESPONSE: The Company supplementally advises the Staff that it adopted SOP 81-1 commencing 2004 and that the reclassification described in comment 5, did not result from the adoption of SOP 81-1. The Company agrees with the comment of the Staff and has revised the footnote on page 19 of the Form10-KSB for the Fiscal Year Ended December 31, 2005 (the "Annual Report"), as follows:

     "RECLASSIFIED. BEFORE RECLASSIFICATION, TOTAL ASSETS AND SHORT TERM LIABILITIES WERE $441,092 AND $1,572,309 RESPECTIVELY, FOR THE YEAR ENDED DECEMBER 31, 2004."

     LIQUIDITY AND CAPITAL RESOURCES, PAGE 20

6. WE NOTE YOUR DISCLOSURE ON PAGE 20, IN WHICH YOU EXPLAIN YOU ARE REQUIRED TO MAKE INVESTMENTS IN FIXED ASSETS IN THE AMOUNT OF $1,335,000 IN ORDER TO MAINTAIN THE BENEFITS GRANTED UNDER THE ISRAELI ENCOURAGEMENT OF CAPITAL INVESTMENTS LAW. PLEASE DISCLOSE WITHIN MD&A HOW YOU INTEND TO FUND THESE INVESTMENTS. IN THE EVENT YOU ARE UNABLE TO MEET THIS REQUIREMENT AND YOU ARE UNSUCCESSFUL IN RENEGOTIATING THE REQUIRED INVESTMENT AMOUNT, PLEASE DISCUSS THE IMPACT THE CANCELLATION OF THESE BENEFITS WILL HAVE ON YOUR RESULTS OF OPERATIONS AND FINANCIAL POSITION.

     RESPONSE: The Company advises the Staff that it has noted the Staff's comment and added the required disclosures to the section entitled Governmental Regulations in Item 1 of the Annual Report and in the Liquidity and Capital Resources section of Item 6 of the Annual Report.

CONTROLS AND PROCEDURES, PAGE 27

7. WE NOTE THAT YOU HAVE CARRIED OUT AN EVALUATION UNDER THE SUPERVISION AND WITH THE PARTICIPATION OF YOUR MANAGEMENT, INCLUDING YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER, OF THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF DECEMBER 31, 2005. PLEASE COMPLY WITH ITEM 307 OF REGULATION S-B AND DISCLOSE THE CONCLUSION OF YOUR PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS, OR PERSONS PERFORMING SIMILAR FUNCTIONS, REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES.

     RESPONSE: The Company advises the Staff that it has noted the Staff's comment and added the required disclosures to the Controls and Procedures section of the Annual Report.

YIGAL ARNON & CO.


8. YOU STATE, "[W]ITH THE EXCEPTION OF THE MATERIAL WEAKNESSES NOTED IN OUR 10-KSB FORM FOR THE YEAR ENDED ON DECEMBER 31, 2004, ... THERE WERE NO OTHER CHANGES IN OUR INTERNAL CONTROL OVER FINANCIAL REPORTING DURING THE YEARS ENDED DECEMBER 31, 2004 AND DECEMBER 31, 2005 THAT HAVE MATERIALLY AFFECTED, OR ARE REASONABLY LIKELY TO MATERIALLY AFFECT, OUR INTERNAL CONTROL OVER FINANCIAL REPORTING." PLEASE COMPLY WITH ITEM 308(C) OF REGULATION S-B, WHICH REQUIRES THAT YOU DISCLOSE ANY CHANGE IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT IS IDENTIFIED IN CONNECTION WITH THE EVALUATION REQUIRED BY PARAGRAPH (D) OF EXCHANGE ACT RULES 13A-15 OR 15D-15 THAT OCCURRED DURING THE FOURTH FISCAL QUARTER THAT HAS MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO MATERIALLY AFFECT YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING. IF THERE WERE NO CHANGES IN YOUR INTERNAL CONTROLS OVER FINANCIAL REPORTING DURING THE FOURTH FISCAL QUARTER, THEN PROVIDE DISCLOSURE TO THAT EFFECT.

     RESPONSE: The Company advises the Staff that it has noted the Staff's comment and added the required disclosures to the Controls and Procedures section of the Annual Report.

FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES, PAGE F-14

J. REVENUE RECOGNITION, PAGE F-16

9. WE NOTE YOUR DISCLOSURE IN WHICH YOU EXPLAIN THAT YOU RECOGNIZED REVENUE ON THE COMPLETED CONTRACT BASIS IN 2004, BUT ADOPTED THE PERCENTAGE OF COMPLETION METHOD IN 2005. PARAGRAPH 27 OF APB 20 REQUIRES A CHANGE IN THE METHOD OF ACCOUNTING FOR LONG-TERM CONSTRUCTION TYPE CONTRACTS TO BE ACCOUNTED FOR RETROACTIVELY. PLEASE CONFIRM YOU ACCOUNTED FOR THIS CHANGE IN ACCOUNTING PRINCIPLE IN THIS MATTER, AND PROVIDE THE DISCLOSURES OUTLINED IN PARAGRAPH 28 OF APB 20.

     RESPONSE: The Company supplementally advises the Staff that its revenues from long-term contracts are recognized based on Statement of Position 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1") according to which revenues are recognized based on either the completed contract basis or the percentage of completion basis. The Company does not believe that using different accounting methods for different contracts, as allowed by SOP81-1, is considered a change in accounting method according to APB 20. Moreover, it should be noted that the change from the completed-contract method for contracts signed prior to 2005 to the percentage-of-completion method for contracts signed thereafter, did not cause any change to the net loss and net loss per share for the reported periods, since the Company applied the zero profit margin for contracts recorded according to the percentage of completion method. Consequently, a change was effected only for new projects.

     The Company notes that ARB 45 ("Long-Term Construction-Type Contracts") includes the following recommendations for selecting the appropriate method:

          "...WHEN ESTIMATES OF COSTS TO COMPLETE AND EXTENT OF PROGRESS TOWARD COMPLETION OF LONG-TERM CONTRACTS ARE REASONABLY DEPENDABLE, THE PERCENTAGE-OF-COMPLETION METHOD IS PREFERABLE."

YIGAL ARNON & CO.


          SOP 81-1 also establishes a presumption that the percentage-of-completion method is preferable in most cases. The presumption is that companies with significant contracting operations are able to make estimates that are dependable enough to justify percentage-of-completion. To overcome that presumption, such contractors must have persuasive documented evidence to the contrary.

          Under SOP 81-1, if a contractor's basic accounting policy is percentage-of-completion, it is still appropriate to use the completed-contract method for a single contract or for a group of contracts if, for such contract(s), the contractor cannot make reasonably dependable estimates or if "inherent hazards" make estimates doubtful. Such a departure from the contractor's basic accounting policy should be disclosed.

          Both ARB 45 and SOP 81-1 discourage contractors from using percentage-of-completion when inherent hazards make the contractor's estimates doubtful.

          In accordance with the above, for projects signed during the year 2004 (and performed until and during the year 2005), which were the Company's first projects, management used the completed-contract method since the Company could not expect to perform all of its contractual obligations and also had not gained sufficient experience for estimating contract costs. In addition it was impractical for management to estimate the percentage of completion of these contracts as of the end of each reporting period. For new contracts signed during 2005 and thereafter, and after performing several projects signed during 2004 and obtaining adequate experience with regards to estimating total contract revenues and total contract costs, the Company commenced adopting the percentage-of-completion method based on a zero profit margin. Consequently, equal amounts of revenues and costs, measured on the basis of performance during the period, were presented in the income statement. Therefore, the change in methods under SOP 81-1 as described above was not accounted for retroactively.

N. STOCK-BASED COMPENSATION, PAGE F-18

10. IT APPEARS THAT YOUR NOTE DISCLOSURES UNDER THIS HEADING CONTAIN DUPLICATIVE INFORMATION. PLEASE REVISE YOUR DISCLOSURES ACCORDINGLY.

     RESPONSE: The Company advises the Staff that it has noted the Staff's comment and has deleted the duplicative information in the Financial Statements.

NOTE 7 - PROPERTY AND EQUIPMENT, NET, PAGE F-24

11. WE NOTE THAT WITHIN THE PROPERTY AND EQUIPMENT ACCOUNT BALANCE YOU INCLUDE AN AMOUNT TITLED, "BASE STOCK." PLEASE EXPLAIN TO US THE NATURE OF THIS AMOUNT, AND TELL US WHY IT IS APPROPRIATELY INCLUDED IN THE PROPERTY AND EQUIPMENT ACCOUNT BALANCE.

YIGAL ARNON & CO.


     RESPONSE: The Company supplementally advises the Staff that "Base Stock" includes low-cost working tools (e.g., saws and drills,) that are routinely used by its manufacturing personnel and which are generally long-lived assets. While the Company could have accounted for these tools by entering each into the fixed-assets book upon purchase, depreciating it and writing it off when broken, lost or worn out, in order to simplify the procedure, the Company estimated the total value of the tools (approximately $8,000) and recorded them as "Base Stock". Additionally, as the amount of new tools purchased is estimated to be similar to the amount of depreciation of existing tools, the purchase amount is recorded periodically as an expense. The Company's Base-Stock is reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever event or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

NOTE 12 - CONVERTIBLE LOANS, PAGES F-25-26

12. WE NOTE YOU HAVE ISSUED CONVERTIBLE LOANS AND WARRANTS THAT CARRY REGISTRATION RIGHTS. SFAS 133 AND EITF 00-19 CONTAIN GUIDANCE REGARDING THE CLASSIFICATION AND MEASUREMENT OF WARRANTS AND INSTRUMENTS WITH EMBEDDED CONVERSION FEATURES. PLEASE SUBMIT THE ANALYSIS THAT YOU PERFORMED, CONSIDERING THIS GUIDANCE, IN DETERMINING THE APPROPRIATE ACCOUNTING FOR SUCH INSTRUMENTS. IF YOU REQUIRE FURTHER CLARIFICATION, YOU MAY REFER TO
     SECTION II.B OF CURRENT ACCOUNTING AND DISCLOSURE ISSUES, LOCATED ON OUR WEBSITE AT http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

          RESPONSE: The Company supplementally advises the Staff that the analysis performed for determining the appropriate accounting for the convertible loans and warrants was as follows:

          (a) On February 2, 2005, the Company entered into a Share Purchase Agreement which was amended on January 31, 2006 (the "SPA") pursuant to which a group of investors (the "INVESTORS") purchased shares of the Company's common stock (the "SHARES") and warrants (the "WARRANTS") (collectively, the "DERIVATIVE SECURITIES"). Pursuant to the SPA, settlement of the Derivative Securities could only be made by delivery of the Shares and Warrants, and no provision was made in the SPA for net-cash settlement of the Derivative Securities.

          Pursuant to section 2(f) of the Registration Rights Agreement (the "RRA) entered into between the Company and the Investors, simultaneously with the SPA, the Company was obligated to pay liquidated damages upon the occurrence of certain specified events, namely, in the event that the Company fails to (i) file a registration statement covering the Derivative Securities or fails to respond to comments from Staff within the time periods set forth in the RRA or (ii) maintain the effectiveness of the registration statement covering the Derivative Securities.

YIGAL ARNON & CO.


          The Company believes that these liquidated damages provisions are commercial obligations bargained for by the Investors exclusively under the RRA and are typical for the type of private equity financing engaged in by the Company. The payment of any liquidated damages under the RRA would not relieve the Company of the requirement to deliver the Shares or issue shares of the Company's common stock upon exercise of the Warrants.

          (b) The Company evaluated its accounting treatment of the Derivative Securities issued in the private placement transaction in accordance with EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock. The Company reviewed EITF 00-19 and determined that the Derivative Securities should be classified as equity and not as a liability. According to the basic principles of EITF 00-19, a company must value and classify derivative financial instruments as equity, if they are:

          o contracts that require physical settlement or net-share settlement;
     or

          o contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12 to 32 of EITF 00-19 have been met.

          In making its detailed analysis, the Company first considered whether it could deliver unregistered shares to satisfy its obligation under each of the Derivative Securities. According to EITF 00-19 paragraph 14, the following factors need to be satisfied to support an equity classification:

          o a failed registration statement has not occurred within six months of the classification assessment date;

          o    the Derivative Securities can be settled in unregistered shares;
               and

          o    the other conditions in EITF 00-19 are met.

          With respect to the first factor, the Company did not have any failed registration statements within six months of the classification assessment date. With respect to the second factor, the Company sold the Derivative Securities pursuant to the SPA entered into with the Investors. Under U.S. securities laws, the underlying shares of common stock issuable upon the exercise of each of the Derivative Securities are considered unregistered or "restricted" shares because these Derivative Securities were issued in a private placement. In Section 2(f) of the SPA, the Investors acknowledge that the securities issued, as well as the shares underlying the Derivative Securities are characterized as restricted securities under U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering. However, simultaneously with the execution of the SPA, the Company and the Investors entered into the RRA pursuant to which the Company undertook to register the Derivative Securities (including the shares of common stock underlying the Warrants).

YIGAL ARNON & CO.


          The Company, in its analysis, also considered whether the existence of liquidated damages would result in a liability classification in accordance with EITF 00-19. The Company believes that the registration rights provided to the Investors represent a discount from the value of issuing registered shares that is based on a reasonable estimate of the difference in fair values between registered and unregistered shares. The Company computed the maximum damages possible, based on an assumption of the Company not filing the SB-2 on time rather than on an assumption of the registration statement not being declared effective. The computation of the maximum damages is dependent upon the period of time over which damages can be assessed, the total consideration on which damages are computed, and the damage rates. The Company believes that the two-year holding period required for sale of securities under Rule 144(k) of the Securities and Exchange Act 1933 provides the only determinable period over which damages could be assessed. Because damages are required for failure to file the SB-2 (section 2(f) of the RRA), the calculation of maximum damages assumes that damages are charged only for the failure to file a registration statement. Accordingly, the Company has determined the damages should be computed assuming a 24-month period.

          In its analysis, the Company computed the liquidated damages based on the value of the consideration actually received by the Company for the securities issued in the private placement.

          Additionally, pursuant to the RRA, the potential liquidated damages were to be calculated at a rate of 1.0% per month (or a prorated daily amount for a period of less than a month), and in the event the Company failed to make payments in a timely manner, such payments would bear interest at a rate of 1.0% per month, or such lower maximum amount as is permitted by law, (prorated for partial months) until paid in full.

          Consequently, on the basis of the foregoing, the Company calculated that as of December 31, 2005, the maximum damages that were possible would be approximately $226,000, assuming a registration statement was not filed by that date. The computation was as follows (in thousands of US Dollars):

     ---------------------------------------------------------- ---------------
     Total Consideration in Private Placement                   $ 1,000
     ---------------------------------------------------------- ---------------
     Maximum number of months subject to liquidated damages     20.5 months
     ---------------------------------------------------------- ---------------
     Liquidated damages per each month                          1.0% per month
     ---------------------------------------------------------- ---------------
     Liquidation penalty in case of late payment of the
     liquidated damages, per each month                         1.0% per month
     ---------------------------------------------------------- ---------------
     Maximum liquidated damages allocated to Derivative
     Securities, as a percentage of the value of Derivative
     Securities                                                 22.6%
     ---------------------------------------------------------- ---------------
     Maximum liquidated damages allocated to Derivative
     Securities                                                 $226
     ---------------------------------------------------------- ---------------

YIGAL ARNON & CO.


          Based on these facts, the Company concluded that the Derivative Securities could be settled in unregistered shares and the Company did not believe that the liquidated damages provisions would require the classification of the Derivative Securities as liabilities. Instead, the Company concluded that the liquidated damages should be accounted for in accordance with SFAS No. 5, Accounting for Contingencies. The Company determined that the events giving rise to liquidated damages are reasonably within the control of the Company, and that the likelihood of incurring liquidated damages in addition to that which was been accrued for the year ending December 31, 2005, is not probable, so no liability has been recognized to date.

          With respect to the third factor, pursuant to EITF 00-19 additional conditions must be met for a contract to be classified as equity. The following paragraphs show each of these conditions as they were considered by the Company together with the Company's assessment regarding each such condition:



          CONDITION COMPANY ASSESSMENT

          (a) (Para. 19 of EITF 00-19) The Company has sufficient authorized and unissued shares available to settle the SPA after considering all other commitments that may require the issuance of stock during the maximum period the obligations under the SPA could remain outstanding.

          Satisfied - The Company has sufficient authorized and unissued shares available and reserved for the issuance of all shares potentially issuable pursuant the private placement. This information was further represented to the Investors in section 3(c) of the SPA.

          (b) (Paras. 20-24 of EITF 00-19) The SPA must contain an explicit limit on the number of shares to be delivered in a share settlement.

          Satisfied - The total number of shares issued or issuable pursuant to the private placement was fixed and was not subject to any provisions that would result in an indeterminate number of shares upon settlement.

          (c) (Para. 25 of EITF 00-19) The SPA must not require net-cash settlement in the event the company fails to make timely filings with the SEC.

          Satisfied - There are no provisions requiring net-cash settlement in such event.

          (d) (Para. 26 of EITF 00-19) There are no required cash payments to any of the Investors if the shares initially delivered upon settlement are subsequently sold by such Investor and the sales proceeds are insufficient to provide the Investor with full return of the amount due (in other words, there are no cash settled "top-off" or "make-whole" provisions).

YIGAL ARNON & CO.


          Satisfied - The Investors do not have any rights to receive any such "top-off", "make-whole", or other similar payments from the Company.

          (e) (Paras. 27-28 of EITF 00-19) The SPA may require net-cash settlement only in specific circumstances in which the holders of shares underlying the SPA would also receive cash in exchange for their shares.

          Satisfied - No provision of any of the transaction documents permits net-cash settlement for the Derivative Securities. The liquidated damages provisions in the RRA are a separate commercial obligation and do not relieve the Company of its obligation under the SPA to deliver shares to settle the Derivative Securities.

          (f) (Paras. 29-31 of EITF 00-19) There must be no provisions in the SPA that indicate that the Investors have rights that rank higher than those of a shareholder of the type of stock underlying the contract.

          Satisfied - There are no provisions, such as preferential payments upon liquidation, which may indicate that the rights of the Investors in the private placement rank higher than other holders of the Company's ordinary shares.

          (g) (Para. 32) There must be no requirement in the contract to post collateral at any point or for any reason.

          Satisfied - The transaction documents do not provide for the posting of any collateral at any point or for any reason.

          On the basis of the aforementioned analysis, the Company determined that the three conditions contained in paragraph 14 of EITF 00-19 were met and that classification of the Derivative Securities as equity was appropriate.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

F. SALES COMMITMENTS, PAGE F-31

13. WE NOTE THAT YOU HAVE ENTERED INTO TWO JOINT VENTURES, A.T.A. JORDAN VALLEY LTD. AND A.A.G. EILAT LTD. PLEASE EXPAND YOUR DISCLOSURES UNDER THIS HEADING OR IN THE SECTION OF SIGNIFICANT ACCOUNTING POLICIES TO DISCUSS YOUR ACCOUNTING METHODOLOGY FOR THESE JOINT VENTURES. IN ADDITION, PLEASE TELL US HOW YOU HAVE ACCOUNTED FOR THE SALE OF A GROWTECH 2500 SYSTEM TO A.T.A. WITH A PURCHASE PRICE OF $100,000.

     RESPONSE: The Company advises the Staff that it has noted the Staff's comment and has expanded the disclosures in Note 13.

YIGAL ARNON & CO.


          The Company supplementally advises the Staff that the Company did not recognize any revenue on the sale of the GrowTech 2500 system (the "SYSTEM") to A.A.G Eilat Ltd. ("EILAT"), since the customer did not provide technical acceptance for this product and since there was no assurance that this obligation would be satisfied. Furthermore, the transaction was never completed since Eilat only paid a down payment of $33,094, and failed to pay any of the subsequent installments. As at December 31, 2005, the Company had accumulated costs of $83,409 with respect to the System. The Company does not believe that it is feasible to return the installed System without significant impairment. Therefore, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company believes that the net realizable value of this System as at December 31, 2005, was $33,094, which is the amount of the advance received for this inventory. The Company consequently wrote down an amount of $38,409 in 2004 and an amount of $11,906 in 2005.

                                      ****

     If you have any questions or comments regarding the foregoing, please contact the undersigned at +972 3 608 7864.


                                                           Sincerely yours,


                                                           Adrian Daniels, Adv.


cc:      T. Towner
         J. Gallagher
         C. Moncada-Terry